Exhibit 22.1

The following subsidiaries of Brookfield Corporation will be the issuers of securities that are fully and unconditionally guaranteed by Brookfield Corporation, as parent guarantor.

Subsidiary Issuers	Type of Security

Brookfield Finance Inc.	Debt Securities

Brookfield Finance II Inc.	Debt Securities

Brookfield Finance IV Inc.	Class A Preference Shares

Brookfield Finance V Inc.	Class A Preference Shares

Brookfield Capital Finance LLC	Debt Securities

Brookfield Finance II LLC	Preferred Shares (representing limited liability company interests)

Brookfield Finance (Australia) Pty Ltd	Debt Securities

Brookfield Finance I (UK) plc	Debt Securities